

Mail Stop 3030

February 11, 2009

VIA U.S. MAIL AND FAX (757) 766-4297

Mr. Mark Thomson
Chief Financial Officer
Measurement Specialties, Inc.
1000 Lucas Way
Hampton, Virginia 23666

> **Re: Measurement Specialties, Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **Filed June 12, 2008**
> **Form 10-Q for the period ended December 31, 2008**
> **Filed February 4, 2009**
> **File No. 001-11906**

Dear Mr. Thomson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2008

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters…, page 17

1.	We note your disclosure that the payment of dividends is prohibited under your agreement with General Electric Capital Corporation. In an appropriate location in your future filings, please also disclose any restrictions the referenced agreement places on your ability to repurchase shares of your common stock.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Executive Summary, page 20

1.	We see that you have disclosed the non-GAAP measure "free cash flow" in Management's Discussion and Analysis. Please tell us why you believe the disclosure of this non-GAAP measure is appropriate based on the guidance of Item 10(e)(1) of Regulation S-K and why you believe you have complied with all disclosure requirements of Item 10(e) in this filing. Also, note the guidance at Question 12 in the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 requires disclosure of all three major categories of the statement of cash flows when a non-GAAP liquidity measure is presented. Please consider the matters outlined in this comment when preparing your future filings.

Item 11. Executive Compensation, page 38

2.	We refer to the disclosure under the caption "Annual Incentive Compensation" beginning on page 28 of the proxy statement that you have incorporated by reference into your Form 10-K. It appears that the amounts paid to your named executive officers as bonuses under your 2008 Management Variable Compensation Plan should have been disclosed under the caption "Non-Equity Incentive Plan Compensation" in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K, and that the threshold, target and maximum amounts related to those awards should have been disclosed in your "Grants of Plan Based Awards" table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Please provide such disclosure in your future filings, to the extent then applicable, or provide us with your analysis as to why such information should not have been included in the referenced tables in accordance with the referenced Item requirements.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-1

2.   We see this statement discloses "total operating expenses" for the periods presented rather than separately presenting each material component of such expenses. Tell us your consideration of the guidance at Rule 5-03(b) of Regulation S-X and revise future filings as necessary based on our comment. When preparing future filings please also note SAB 107 requires the income statement to present expenses related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees.

Note 2. Summary of Significant Accounting Policies, page F-7

(p) Revenue Recognition, page F-11

3.   We note that your revenue recognition policy is generally a reiteration of the four revenue recognition criteria outlined in SAB 104. Please revise your disclosure in future filings to specifically tell investors when you recognize revenue based on this guidance. For example, disclose when you determine delivery has taken place, and at what point you recognize revenue related to your products. To the extent that the policy differs among customer categories, make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e. OEMs and end users. Also, if the policies vary in different parts of the world those differences should be discussed. Provide details of discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact your revenue recognition.

4.   In this regard, we also noted you have included revenue recognition as a critical accounting policy and the related disclosure appears to be the same as your footnote disclosure. When preparing future filings consider enhanced discussion and analysis of your critical accounting estimates and assumptions related to revenue recognition that supplements, but does not duplicate the description of your accounting policy that is included in the footnotes and present your analysis of the uncertainties involved in applying the guidance in SAB 104. We refer you to SEC Release Number 33-8350.

Note 16. Segment Information, page F-34

5.   We see from your disclosure herein and on page 8 that you have only one reportable segment but effective fiscal 2008 you organized product families into three business "Groups" with each Group having the responsibility for sales, engineering, operations and customer service of their respective products. Further, we see that each Group has an overall Group Vice President that as been assigned overall strategic and profit/loss responsibility. Please respond to the following:
  • Please tell us your consideration as to why these Groups do not represent operating segments as discussed in paragraphs 10-15 of SFAS 131.
  • Please also tell us your consideration of paragraph 37 of SFAS 131 which requires company's to report revenues from external customers for each product or service unless it is impracticable to do so. Since it appears that your Groups are

> based upon your products, please tell us why your filing does not include the referenced disclosures. Revise future filings as necessary to address our concerns.

<u>Form 10-Q for the quarterly period ended December 31, 2008</u>

<u>Item 6. Exhibits, page 31</u>

3.   We note from your Exhibit Index that you entered into amendments to your credit agreement on October 24, 2008 and January 29, 2009. Please provide us with your analysis as to why you were not required to file current reports on Form 8-K reporting such events. Refer to Item 1.01 of Form 8-K.

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant